September 30, 2007	Unaudited Interim Consolidated Financial Statements
Suite 1188, 550 Burrard Street Vancouver, British Columbia V6C 2B5 Phone: (604) 687-4018 Fax: (604) 687-4026

Eldorado Gold Corporation

Unaudited Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)

	September 30,	December 31,
	2007	2006
$		$
Assets
Current assets
Cash and cash equivalents	56,895	59,967
Restricted cash (note 3)	21,853	21,250
Accounts receivable, marketable securities and prepaids	28,885	28,306
Inventories	45,479	35,697
Future income taxes	683	10,182
	153,795	155,402
Restricted cash (note 3)	58,300	58,300
Mining interests	372,001	311,080
Goodwill	2,238	2,238
	586,334	527,020

Liabilities
Current liabilities
Bank indebtedness	10,651	15,367
Accounts payable and accrued liabilities	34,915	29,267
Current portion of long-term debt	383	333
Current portion of asset retirement obligations	3,912	8,271
	49,861	53,238
Long-term debt (note 7)	50,499	50,499
Contractual severance obligations	1,763	3,216
Asset retirement obligations	5,381	5,420
Future income taxes	23,069	18,742
	130,573	131,115

Shareholders* Equity
Share capital (note 4(a))	752,785	740,061
Contributed surplus (note 4(d))	11,981	9,314
Accumulated other comprehensive (loss) (note 4(e))	(61)	-
Deficit	(308,944)	(353,470)
	455,761	395,905
	586,334	527,020

Contingencies (note 7)

Approved By the Board of Directors

(Signed)Robert Gilmore             Director                                                                                                                                                                                                    (Signed) Paul N. Wright                Director

See accompanying notes to consolidated financial statements

Eldorado Gold Corporation

Unaudited Consolidated Statements of Earnings and Deficit

For the periods ended September 30,

(Expressed in thousands of U.S. dollars, except per share information)

	Three months ended		Nine months ended
	2007	2006	2007	2006
$		$	$	$

Revenue
Gold sales	38,186	28,680	154,610	48,279
Interest and other income	1,852	2,043	5,577	5,137

	40,038	30,723	160,187	53,416

Expenses
Operating costs	16,945	15,022	63,653	31,343
Depletion, depreciation and amortization	4,073	1,831	11,827	2,002
General and administrative	5,756	4,779	17,796	13,021
Exploration	2,823	3,608	8,484	9,011
Mine standby cost	1,954	-	1,954	-
Accretion of asset retirement obligation	80	162	240	485
Foreign exchange (gain) loss	(1,691)	(651)	(4,345)	(1,565)
Loss (gain) on disposal of assets	100	(41)	(3,564)	(945)
Interest and financing costs	807	736	2,703	797

	30,847	25,446	98,748	54,149

Earnings (loss) before income taxes	9,191	5,277	61,439	(733)

Income tax (expense) recovery
Current	(2,025)	(287)	(3,089)	(356)
Future	(1,953)	209	(13,824)	(953)

	(3,978)	(78)	(16,913)	(1,309)

Net earnings (loss) for the period	5,213	5,199	44,526	(2,042)

Deficit, beginning of period	(314,157)	(364,011)	(353,470)	(356,770)

Deficit, end of period	(308,944)	(358,812)	(308,944)	(358,812)

Weighted average number of shares
outstanding (thousands of shares)
Basic weighted average number of common
shares outstanding	343,867	340,885	342,850	335,516

Diluted weighted average number of common
shares outstanding	344,979	342,520	344,295	341,474

Net earnings (loss) per share
Basic * US$	0.02	0.02	0.13	(0.01)
Diluted * US$	0.02	0.02	0.13	(0.01)
Basic - Cdn$	0.02	0.02	0.14	(0.01)
Diluted * Cdn$	0.02	0.02	0.14	(0.01)

See accompanying notes to consolidated financial statements

Eldorado Gold Corporation

Unaudited Consolidated Statements of Cash Flows

For the periods ended September 30,

(Expressed in thousands of U.S. dollars)

	Three months ended		Nine months ended
	2007	2006	2007	2006
$		$	$	$
Cash flows generated from (used in):
Operating activities
Net earnings (loss) for the period	5,213	5,199	44,526	(2,042)
Items not affecting cash
Accretion of asset retirement obligation	80	162	240	485
Contractual severance expense	-	344	598	1,032
Depletion, depreciation and amortization	4,073	1,831	11,827	2,002
Unrealized foreign exchange gain (loss)	150	-	515	(65)
Future income taxes	1,953	(209)	13,824	953
Gain (loss) on disposal of assets	100	(41)	(3,564)	(945)
Imputed interest and financing costs	16	720	50	709
Stock-based compensation expense	1,854	831	6,084	3,044
	13,439	8,837	74,100	5,173
Property reclamation payments	(1,996)	-	(4,638)	-
Contractual severance obligation	(141)	(201)	(2,051)	(201)
Changes in non-cash working capital (note 5)	(6,857)	(8,863)	(9,314)	(26,589)
	4,445	(227)	58,097	(21,617)
Investing activities
Acquisition of property, plant and equipment
for cash	(34,692)	(29,487)	(68,720)	(78,421)
Proceeds on disposal of assets	203	-	1,276	1,481
Proceeds on disposal of property, plant
and equipment	743	1,904	1,032	1,904
Investment purchases	-	365	(380)	(1,815)
Recovery of mining interest costs from sale of
pre-production gold	-	-	10,052	-
Deferred development expenditures on
non-producing properties	(5,361)	(2,916)	(11,778)	(4,622)
Value added taxes recoverable on mining
interest investments	413	-	3,874	-
Restricted cash	3,450	(23,300)	(603)	(23,300)
	(35,244)	(53,434)	(65,247)	(104,773)
Financing activities
Issuance of long term debt	10,000	10,115	10,000	10,115
Long-term debt repayment	-	-	(10,000)	-
Bank indebtedness repayment	-	-	(5,229)	-
Issuance of common shares for cash	1,810	(7,084)	9,307	163,500
Share issuance costs	-	7,089	-	-
	11,810	10,120	4,078	173,615
Net increase (decrease) in cash and
cash equivalents	(18,989)	(43,541)	(3,072)	47,225
Cash and cash equivalents - beginning of period	75,884	124,592	59,967	33,826
Cash and cash equivalents - end of period	56,895	81,051	56,895	81,051
Supplementary cash flow information (note 5)

See accompanying notes to consolidated financial statements

Eldorado Gold Corporation

Unaudited Consolidated Statements of Comprehensive Income

For the periods ended September 30,

(Expressed in thousands of U.S. dollars)

	Three months ended 2007 $	Nine months ended 2007 $

Net earnings for the periods ended September 30, 2007	5,213	44,526

Other comprehensive income (loss) Adjustment for cumulative unrealized gains on available-for-sale investment at January 1, 2007		275
Net Unrealized gains (loss) on available-for-sale investment (note 4(e))	(32)	(336)

Comprehensive income for the periods ended September 30, 2007	5,181	44,465

See accompanying notes to consolidated financial statements

Eldorado Gold Corporation

Notes to Unaudited Interim Consolidated Financial Statements

September 30, 2007

(Expressed in thousands of U.S. dollars, unless otherwise stated)

1.

Nature of operations and basis of presentation

Eldorado Gold Corporation (“Eldorado” or the “Company”) is engaged in exploration for, and development and mining of gold. The Company has on-going exploration and development projects in Brazil, China and Turkey. On July 1, 2006, the Company commenced production in Turkey. Production in China commenced on February 1, 2007. Production operations in Brazil ceased in the first quarter of 2007.

With exception to changes in accounting policies instituted since December 2006 as outlined in note 2 hereof, these unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) consistent with those used in the preparation of the Company’s audited consolidated financial statements for the year ended December 31, 2006. As these unaudited interim consolidated financial statements do not contain all of the disclosures required by Canadian GAAP, they should be read in conjunction with the notes to the Company’s audited consolidated financial statements for the year ended December 31, 2006.

In the opinion of Management, all adjustments necessary to present fairly the consolidated financial position as at September 30, 2007 and the consolidated results of operations, cash flows and comprehensive income for the three and nine month periods then ended have been made. These interim results are not necessarily indicative of the results for a full year.

2.

Changes in accounting policies

On January 1, 2007, the Company adopted three new accounting standards and accounting policy changes related to financial instruments that were issued by the Canadian Institute of Chartered Accountants in 2005 (the “new CICA standards”). These changes were adopted on a prospective basis with no restatement of prior year’s financial statements. The new CICA standards and accounting policy changes are as follows:

Financial instruments- recognition and measurement

This standard requires that all financial assets, except for those classified as held to maturity, and derivative financial instruments, must be measured at fair value. All financial liabilities must be measured at fair value when they are classified as held for trading; otherwise, they are measured at cost. Investments classified as available for sale are reported at fair value with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. Investments classified as held for trading are reported at fair value with unrealized gains or losses included in earnings. Fair values are determined directly by reference to published price quotations in an active market.

On January 1, 2007, the Company had an investment in a public company classified as available-for-sale. Previously, investments in public companies were carried at cost, less provision for other than temporary declines in value.

Eldorado Gold Corporation

Notes to Unaudited Interim Consolidated Financial Statements

September 30, 2007

(Expressed in thousands of U.S. dollars, unless otherwise stated)

2.

Changes in accounting policies (continued)

This change in accounting policy resulted in a $275 increase in the carrying value of the investment as at January 1, 2007, representing the cumulative unrealized gain at that time (note 4(e)).

Comprehensive income

Comprehensive income is the change in the Company’s net assets that results from transactions, events and circumstances other than with the Company’s shareholders. In accordance with the new CICA standard, the Company’s financial statements now include a Consolidated Statement of Comprehensive Income and a new category, Accumulated other comprehensive income has been added to the shareholders’ equity section of the consolidated balance sheet. The components of this new category include the holding gains and losses from available-for-sale securities which are not included in net earnings (loss) until realized. The components of Accumulated other comprehensive income for the periods ended September 30, 2007 are disclosed in note 4(e).

Hedges

The new CICA standard specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed. The Company is not currently engaged in any hedging activity. As a result, the adoption of this new accounting policy did not have any impact on the Company’s consolidated financial statements.

3.

Restricted cash

Since December 31, 2006, the restricted cash balances have changed as follows:

	Current $	Non-current $

Current and non-current restricted cash, December 31, 2006	21,250	58,300
Increases during period to collateralize:
Letters of credit issued against equipment deliveries scheduled within the next twelve months	20,533	-
Decreases during the period to redeem: Letters of credit on delivery of equipment	(13,680)	-
Increase during the period on collateral held against:
Long-term debt	-	10,000
Decreases during period on payments against collateral held against:
Long-term debt	-	(10,000)
Bank indebtedness	(6,250)	-

Current and non-current restricted cash, September 30, 2007	21,853	58,300

Eldorado Gold Corporation

Notes to Unaudited Interim Consolidated Financial Statements

September 30, 2007

4.

Share capital

(a)

Authorized and issued share capital

Eldorado’s authorized share capital consists of an unlimited number of voting and non-voting common shares with no par value. At September 30, 2007, the Company has no non-voting shares outstanding. The details of the voting common shares issued and outstanding are as follows:

	Number of shares	Amount $

Balance, December 31, 2006	341,148,231	740,061
Shares issued upon exercise of stock options	3,000,309	12,724

Balance, September 30, 2007	344,148,540	752,785

(b)

Share option plans

The continuity of share purchase options outstanding since December 31, 2006 is as follows:

	Weighted average exercise price Cdn$	Number of options	Contractual weighted average remaining life (years)

Balance, December 31, 2006	3.82	7,276,463	3.3
Granted	6.69	4,058,125
Cancelled	5.25	(100,000)
Exercised	3.10	(3,000,309)

Balance, September 30, 2007	5.34	8,234,279	3.4

Eldorado Gold Corporation

Notes to Unaudited Interim Consolidated Financial Statements

September 30, 2007

(Expressed in thousands of U.S. dollars, unless otherwise stated)

4.

Share capital (continued)

The following table summarizes share options outstanding as at September 30, 2007:

Total options outstanding				Exercisable options

Range of exercise price Cdn$	Shares	Weighted average remaining contractual life (years)	Weighted average exercisable price Cdn$	Shares	Weighted average exercise price Cdn$

0.99 – 2.00	146,154	0.6	1.75	146,154	1.75
2.99 – 4.00	2,752,000	1.9	3.51	2,660,333	3.51
3.99 – 5.00	325,000	2.3	4.61	233,333	4.52
4.99 – 6.00	1,708,625	4.1	5.40	841,874	5.47
5.99 – 7.00	175,000	4.0	6.21	91,666	6.16
6.99 - 7.13	3,127,500	4.5	7.12	1,042,500	7.12

	8,234,279	3.4	5.34	5,015,860	4.64

(c)

Stock based compensation expense

Stock based compensation expense incurred to September 30, 2007 has been included in the undernoted expenses in the consolidated statement of earnings and deficit as follows:

	Three months ended September 30, 2007 $	Nine months ended September 30 2007 $

Operating costs	453	1,286
Exploration	376	872
General and administrative	1,025	3,926

	1,854	6,084

Eldorado Gold Corporation

Notes to Unaudited Interim Consolidated Financial Statements

September 30, 2007

(Expressed in thousands of U.S. dollars, unless otherwise stated)

4.

Share capital (continued)

(d)

Contributed surplus

The continuity of the contributed surplus on the consolidated balance sheet for the period since December 31, 2006 is as follows:

	Contributed Surplus Attributable to:
	Stock-based compensation $	Other $	Total $

Balance, December 31, 2006	8,220	1,094	9,314

Non-cash stock-based compensation	6,084	-	6,084
Options exercised, credited to share capital	(3,417)	-	(3,417)

Balance, September 30, 2007	10,887	1,094	11,981

(e)

Accumulated other comprehensive income

Accumulated other comprehensive income is comprised as follows:

	Three months ended September 30, 2007 $	Nine months ended September 30 2007 $

Balance, beginning of period	(29)	-
Adjustment for cumulative unrealized gains on available-for-sale investment at January 1, 2007	-	275
Unrealized gains (losses) on available-for-sale investment	(57)	(66)
Realized (gains) losses on sale of available-for-sale investment transferred to net income	25	(270)

Balance, September 30, 2007	(61)	(61)

Eldorado Gold Corporation

Notes to Unaudited Interim Consolidated Financial Statements

September 30, 2007

(Expressed in thousands of U.S. dollars, unless otherwise stated)

5.

Supplementary cash flow information

	Three months ended		Nine months ended
	2007	2006	2007	2006
$		$	$	$

Changes in non-cash working capital
Accounts receivable and prepaids	348	(4,902)	(2,627)	(8,488)
Inventories	(5,849)	(4,414)	(9,155)	(15,748)
Accounts payable and accrued liabilities	(1,356)	453	2,468	(2,353)
	(6,857)	(8,863)	(9,314)	(26,589)

Supplementary cash flow information
Interest paid	1,775	1,216	3,186	1,907
Income taxes paid	1,094	21	1,094	114

6.

Segmented information

The Company has four reporting segments. The Brazil reporting segment includes the operations of the São Bento mine and exploration activity in Brazil. The Turkey reporting segment includes the operations of the Kişladağ mine and exploration and development activities in Turkey. The China reporting segment includes the operations of the Tanjianshan mine and exploration activities in China. The Tanjianshan mine did not commence commercial production until February 1, 2007. The corporate reporting segment includes the operations of the Company’s corporate office.

	September 30, 2007

	Turkey $	China $	Brazil $	Corporate $	Total $

Net mining interests
Producing or under construction	166,243	154,695	8,076	1,012	330,026
Non-producing	37,284	-	4,691	-	41,975

	203,527	154,695	12,767	1,012	372,001

Eldorado Gold Corporation

Notes to Unaudited Interim Consolidated Financial Statements

September 30, 2007

7.

Segmented information (continued)

	For the three months ended September 30, 2007

	Turkey $	China $	Brazil $	Corporate $	Total $

Revenue
Gold sales	17,809	20,377	-	-	38,186
Interest and other income	503	23	136	1,190	1,852
	18,312	20,400	136	1,190	40,038
Expenses except the undernoted	8,985	12,601	(1,093)	3,358	23,851
Depletion, depreciation and amortization	857	3,141	-	75	4,073
Exploration	1,414	38	969	402	2,823
Loss (gain) on disposal of assets	-	-	-	100	100
Earnings (loss) before income taxes	7,056	4,620	260	(2,745)	9,191
Income tax (expense) recovery	(2,793)	(16)	(1,199)	30	(3,978)

Net earnings (loss) for the period	4,263	4,604	(939)	(2,715)	5,213

	For the nine months ended September 30, 2007

	Turkey $	China $	Brazil $	Corporate $	Total $

Revenue
Gold sales	94,219	53,484	6,907	-	154,610
Interest and other income	1,588	94	314	3,581	5,577
	95,807	53,578	7,221	3,581	160,187
Expenses except the undernoted	33,934	33,998	3,119	10,950	82,001
Depletion, depreciation and amortization	4,092	7,526	-	209	11,827
Exploration	4,525	78	2,863	1,018	8,484
Gain on disposal of assets	-	-	(3,341)	(223)	(3,564)
Earnings (loss) before income taxes	53,256	11,976	4,580	(8,373)	61,439
Income tax (expense) recovery	(13,284)	(182)	(3,432)	(15)	(16,913)

Net earnings (loss) for the period	39,972	11,794	1,148	(8,388)	44,526

Eldorado Gold Corporation

Notes to Unaudited Interim Consolidated Financial Statements

September 30, 2007

8.

Segmented information (continued)

	December 31, 2006

	Turkey $	China $	Brazil $	Corporate $	Total $

Net mining interests
Producing or under construction	130,145	140,749	9,020	968	280,882
Non-producing	28,570	-	1,628	-	30,198

	158,715	140,749	10,648	968	311,080

	For the three months ended September 30, 2006

	Turkey $	China $	Brazil $	Corporate $	Total $
Revenue
Gold sales	18,942	-	9,738	-	28,680
Interest and other income	152	19	540	1,332	2,043
	19,094	19	10,278	1,332	30,723
Expenses except the undernoted	8,501	154	8,420	2,972	20,047
Depletion, depreciation and amortization	1,745	10	-	77	1,832
Exploration	1,217	70	1,939	382	3,608
Loss (gain) on disposal of assets	-	-	(49)	8	(41)
Earnings (loss) before income taxes	7,631	(215)	(32)	(2,107)	5,277
Income tax (expense) recovery	(273)	(29)	209	15	(78)

Net earnings (loss) for the period	7,358	(244)	177	(2,092)	5,199

	For the nine months ended September 30, 2006

	Turkey $	China $	Brazil $	Corporate $	Total $
Revenue
Gold sales	18,942	-	29,337	-	48,279
Interest and other income	154	66	738	4,179	5,137
	19,096	66	30,075	4,179	53,416
Expenses except the undernoted	11,449	490	25,860	6,282	44,081
Depletion, depreciation and amortization	1,801	30	-	171	2,002
Exploration	3,464	159	4,465	923	9,011
Gain on disposal of assets	-	-	(49)	(896)	(945)
Earnings (loss) before income taxes	2,382	(613)	(201)	(2,301)	(733)
Income tax (expense) recovery	(273)	-	(991)	(45)	(1,309)

Net earnings (loss) for the period	2,109	(613)	(1,192)	(2,346)	(2,042)

Eldorado Gold Corporation

Notes to Unaudited Interim Consolidated Financial Statements

September 30, 2007

9.

Contingencies

In continuing litigation by certain third parties concerning the operation of the Kişladağ mine against the Company and the Turkish Ministry of Environment (“MOE”), the plaintiff has sought to secure cancellation of the Environmental Positive Certificate (“EPC”) for Kişladağ on the basis of alleged threats to the environment and deficiencies in the Environmental Impact Assessment study (“EIA”). A judgment on the litigation at a lower administrative court favoured the Company. The plaintiff appealed that decision. The merits of the appeal have not been ruled on; however, subsequent to the Company’s press release on July 12, 2007, the MOE received official notification on July 19, 2007 from the 6th Department of Council of State ordering the shut down of the Kişladağ mine within 30 days. The order is in the nature of an interim injunction issued by the Appellate Court ordering closure of the Kişladağ mine within 30-days pending a decision on the case. The closure of the Mine occurred on August 18, 2007.

As the mine closure constituted a condition of default under the terms of the loan agreement pertaining to $50,000 of the outstanding long-term debt as at September 30, 2007, the lender granted a waiver on July 24, 2007 to hold the debt in good standing until January 31, 2008. At this time Management is unable to estimate the economic impact that the temporary closure will have on operations.